Supplement Dated November 26, 2025

to the Annual Notice dated May 1, 2025

for

Individual Flexible Premium Deferred Variable Annuity Contract

issued by

EquiTrust Life Insurance Company

through

EquiTrust Life Annuity Account II

This Supplement updates certain information contained in the above-referenced Annual Notice regarding an Investment Option available under your Individual Flexible Premium Deferred Variable Annuity Contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

Effective December 31, 2025, the “Opportunistic Small Cap Portfolio” of the BNY Mellon Variable Investment Fund will be renamed “Small Cap Portfolio.”

* * *

If you have any questions about your Contract or the name change for the Opportunistic Small Cap Portfolio, please do not hesitate to contact our Home Office toll free at 1-877-249-3689.

Additional information about the Investment Options available under your Contract can be found in the prospectuses for the Investment Options, which may be amended from time to time and can be found online at https://etlic.onlineprospectus.net/Etlic/ProductDocuments/index.html. You can also request this information at no cost by calling our Home Office at 1-877-249-3689 or by sending an email request to LifePolicyService @fbfs.com.

ET2 VA Pre-08 (333-61899)